SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: April 2010	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario

Canada  M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTICE TO READER

On March 23, 2010, Barrick Gold Corporation (“Barrick”) released its 2009 Annual Report to Shareholders (the “Annual Report”) and such Annual Report was furnished to the Commission on Form 6-K on the same date. Subsequent to the release of the Annual Report, Barrick noted that, due to a typographical error, information for the Goldstrike Property had been presented incorrectly in the table entitled “Summary Gold Mineral Reserves and Mineral Resources” on page 156 of the Annual Report. The corrected version of the Annual Report is Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: April 1, 2010	By:	/s/ Faith T. Teo
		Name:	Faith T. Teo
		Title:	Senior Counsel and Assistant Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation’s 2009 Annual Report (Corrected)
99.2	Consent of PricewaterhouseCoopers LLP